SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN - 8 2012
DIVISION OF TRADING & MARKETS

SECU [redacted] IISSION


12061950

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51871 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Asset Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 West Loop South, Suite 1790
(No. and Street)

Houston, (City) Texas (State) 77027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Birkofer 713-355-7171
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinstein Spira & Company, P.C.
(Name – *if individual, state last, first, middle name*)

Three Greenway Plaza, Suite 1700 (Address) Houston, (City) TX (State) 77046 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Joseph Birkofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Asset Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



G. ANNETTE RYBISKI
Notary Public, State of Texas
My Commission Expires
March 07, 2015


Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LEGACY ASSET SECURITIES, INC.

Houston, Texas

## ANNUAL FINANCIAL REPORT

December 31, 2011

WEINSTEIN SPIRA & COMPANY

Certified Public Accountants
and Business Advisors

## TABLE OF CONTENTS


| | Page Number |
|---|---|
| Independent Auditors' Report | 1 |
| Statement of Financial Condition | 2 |
| Statement of Income | 3 |
| Statement of Changes in Shareholders' Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6 |
| Supplementary Information: | |
| Schedule I<br>Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 9 |
| Schedule II<br>Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities and Exchange Commission | 10 |
| Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3 | 11 |



Certified Public Accountants
and Business Advisors

## Independent Auditors' Report

Board of Directors
Legacy Asset Securities, Inc.
Houston, Texas

We have audited the accompanying Statement of Financial Condition of Legacy Asset Securities, Inc. as of December 31, 2011, and the related Statement of Income, Statement of Changes in Shareholders' Equity, and Statement of Cash Flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Asset Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
February 22, 2012

Three Greenway Plaza, Suite 1700 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.843.4800
email@weinsteinspira.com • www.weinsteinspira.com
A Member of AGN International, Ltd.
A worldwide association of separate and independent accounting and consulting firms.

LEGACY ASSET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash and Cash Equivalents** | $ 431 | |
| **Cash Deposit with Clearing Organization** | 57,491 | $ 57,922 |
| **LIABILITIES** | | |
| **Accounts Payable** | | $ 904 |
| **SHAREHOLDERS' EQUITY** | | |
| **Common Stock** - par value $.001, 1,000,000 shares authorized, issued and outstanding | $ 1,000 | |
| **Additional Paid-In Capital** | 56,018 | |
| **Retained Earnings** | - | 57,018 |
| | | $ 57,922 |

See accompanying notes to financial statements and Independent Auditors' Report.

**LEGACY ASSET SECURITIES, INC.**
**STATEMENT OF INCOME**
**For the Year Ended December 31, 2011**

| | | |
|---|---|---|
| **Income** | | |
| Commissions | $ 304,137 | |
| Forgiveness of payable to affiliated company | 124,569 | |
| Interest | 8 | $ 428,714 |
| **Expenses** | | |
| Office services expenses to affiliated company | 319,410 | |
| Other operating expenses | 108,648 | 428,058 |
| **Net Income** | | $ 656 |

See accompanying notes to financial statements and Independent Auditors' Report.

# LEGACY ASSET SECURITIES, INC.
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
## For the Year Ended December 31, 2011

| | Common Stock | Additional Paid-In Capital | Retained Earnings | **Total** |
|---|---|---|---|---|
| **Balance - December 31, 2010** | $ 1,000 | $ 65,550 | $ 11,812 | **$ 78,362** |
| Net income | | | 656 | **656** |
| Dividends and return of capital | | (9,532) | (12,468) | **(22,000)** |
| **Balance - December 31, 2011** | $ 1,000 | $ 56,018 | $ - | **$ 57,018** |

See accompanying notes to financial statements and Independent Auditors' Report.

**LEGACY ASSET SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2011**

| | | |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net income | $ | 656 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Decrease in accounts payable | | (403) |
| Decrease in cash deposit with clearing organization | | 21,992 |
| **Net Cash Provided By Operating Activities** | | 22,245 |
| **Cash Flows From Financing Activities** | | |
| Dividends and return of capital | | (22,000) |
| **Net Cash Used in Financing Activities** | | (22,000) |
| **Net Increase in Cash and Cash Equivalents** | | 245 |
| Cash and Cash Equivalents - Beginning of Year | | 186 |
| **Cash and Cash Equivalents - End of Year** | $ | 431 |

See accompanying notes to financial statements and Independent Auditors' Report.

## Note 1 - Accounting Policies and Description of Business

Legacy Asset Securities, Inc. (the Company) maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

### Description of Business

The Company, located in Houston, Texas, is a private investment banking firm and fully-disclosed securities broker-dealer. The Company is registered as a broker-dealer with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority (FINRA). In performing securities trading, the Company acts as an introducing broker whereby all trades are cleared on a fully-disclosed basis by a clearing broker. The Company does not maintain any customer accounts and does not retain custody of any customer assets.

### Statement Presentation

An unclassified statement of financial condition is presented in accordance with industry standards.

### Income Recognition

Transactional commissions are recognized when trades settle, and receivables are recorded at that time. Servicing fee commissions are recognized when received. Interest revenue is recorded when it is earned.

### Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

### Cash Deposit with Clearing Organization

The Company clears all of its customer transactions through another broker-dealer on a fully disclosed basis. This clearing broker-dealer requires a deposit in the amount of $35,000. As of December 31, 2011, the Company had deposits of $57,491 with the clearing broker.

### Income Taxes

The Company has elected S corporation status for federal income tax purposes. Under S corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements. In 2011, the Company was not subject to income taxes in the state of Texas since its gross receipts were under the minimum taxable amount imposed by the state.

Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities, including changes to the Company's status as an S Corporation. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 22, 2012, which is the date the financial statements were available to be issued.

## Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2011, or in the procedures followed in making the periodic computation required. At December 31, 2011, the Company had net capital of $57,018 and a net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital was .02 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

**Note 3 - Transactions With Related Parties**

The Company has entered into an expense-sharing agreement for general office services with Legacy Asset Management, Inc., a party related through common ownership. The Company recorded office expenses of $319,410 for the year ended December 31, 2011 in connection with this agreement. Also, in accordance with the expense-sharing agreement, $124,569 of these expenses were forgiven by Legacy Asset Management, Inc. for the year ended December 31, 2011. The expenses covered in the agreement include, but are not limited to, office space, clerical support and communications systems.

**Note 4 - Profit Sharing Plan**

The Company is an adopting employer of the Legacy Asset Management Retirement Plan (the Plan), which is available for all eligible employees, as defined by the plan document. Under the Plan, the Company makes matching contributions equal to 100% of each employee's salary deferral that does not exceed 3% of the employee's compensation, plus 50% of the employee's salary deferral between 3% and 5% of the employee's compensation. There were no employer matching contributions in 2011.

**Note 5 - Reconciliation of Amounts Reported by the Company in Part II of Form X-17A-5**

The following is a reconciliation of additional-period-in capital and retained earnings per Form X-17A-5 to the financial statements at December 31, 2011.

| | | |
|---|---|---|
| Additional paid-in capital per Form X-17A-5 | $ | 65,550 |
| Less: Return of capital in 2011 | | (9,532) |
| Additional paid-in capital per financial statements | $ | 56,018 |
| Retained earnings per Form X-17A-5 | $ | (9,532) |
| Add: Return of capital in 2011 | | 9,532 |
| Retained earnings per financial statements | $ | - |

See Independent Auditors' Report.

# SUPPLEMENTARY INFORMATION

**SCHEDULE I**
**LEGACY ASSET SECURITIES, INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2011**

| | | |
|---|---|---|
| **Net Capital** | | |
| Total Shareholders' Capital Qualified for Net Capital | $ | 57,018 |
| **Total Capital and Allowable Subordinated Liabilities** | | 57,018 |
| **Deductions and/or Charges** | | |
| Nonallowable assets: | | |
| Securities not readily marketable | | |
| **Net Capital Before Haircuts on Securities Positions** | | 57,018 |
| Haircuts on Securities Positions | | |
| **Net Capital** | $ | 57,018 |
| **Aggregate Indebtedness** | $ | 904 |
| **Computation of Basic Net Capital Requirements** | | |
| Minimum Net Capital Required (6.67% of total aggregate indebtedness) | $ | 60 |
| Minimum Dollar Net Capital Requirement | $ | 50,000 |
| Net Capital Requirement (greater of above two minimum requirement amounts) | $ | 50,000 |
| Excess Net Capital | $ | 7,018 |
| Ratio: Aggregate Indebtedness to Net Capital | | .02 to 1 |

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2011 filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5.

See Independent Auditors' Report.

**SCHEDULE II**
**LEGACY ASSET SECURITIES, INC.**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
***AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES***
**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2011**

**Exemption Provisions**

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.



Certified Public Accountants
and Business Advisors

**Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3**

Board of Directors
Legacy Asset Securities, Inc.

In planning and performing our audit of the financial statements of Legacy Asset Securities, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute



Three Greenway Plaza, Suite 1700 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.843.4800
email@weinsteinspira.com • www.weinsteinspira.com
A Member of AGN International, Ltd.
A worldwide association of separate and independent accounting and consulting firms.

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
February 22, 2012